Republic Power Group Limited

June 6, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Megan Masterson
Chris Dietz
Lauren Pierce
Larry Spirgel

Re:	Republic Power Group Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 9, 2025
CIK No. 0001912884

Ladies and Gentlemen:

This letter is in response to the letter dated May 30, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement submitted May 9, 2025

Risk Factors

If we fail to implement and maintain and effective system of internal controls..., page 22

1.	We note your discussion of various measures you intend to undertake to improve your internal controls over financial reporting. Please revise to describe what plans, if any, have been implemented and clarify what remains to be completed in your remediation efforts. Also, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

Response: In response to Staff’s comment, we revised our disclosure on page 22 of the Amended Registration Statement to describe the plans that have been implemented and clarify what remains to be completed in our remediation efforts, as well as how long we estimate it will take to complete our plan, and to disclose the associated material costs that we expect to incur.

Results of Operations

Six Months Ended December 31, 2024 Compared to Six Months Ended December 31, 2023

Gross Profit, page 38

2.	We note your disclosure that the decline in gross margin was, in part, due to a strategic shift in your business model. Your disclosure currently does not reflect that you engaged in a strategic shift in your business. Please revise to describe your strategy in shifting your business model, including steps taken and planned, and the anticipated timeline for the shift.

Response: In response to Staff’s comment, we revised our disclosure on page 38 of the Amended Registration Statement to describe our strategy in shifting our business model, including steps taken and planned, and the anticipated timeline for the shift.

Liquidity and Capital Resources, page 46

3.	Please revise to provide further disclosure regarding the commitment by True Sage International Limited to support you financially. Disclose the material terms of any agreement between you and True Sage.

Response: In response to Staff’s comment, we revised our disclosure on page 47 of the Amended Registration Statement to further clarify the commitment by True Sage International Limited (“True Sage”) to support us financially, which was set forth in a management comfort letter addressed to our independent auditor. True Sage confirmed that it will not demand repayment of amounts previously advanced and that it will continue to provide financial support as needed to enable the Company to meet its obligations and continue as a going concern. The auditor assessed this support as part of the going concern evaluation and concluded that it provides reasonable assurance for the next twelve months. We respectfully inform the Staff that this management comfort letter is non-binding and was issued solely in support of the audit process. There is no agreement by and between the Company and True Sage in this regard.

Quantitative and Qualitative Disclosure about Market Risk, page 54

4.	Please revise to disclose the material terms of your agreements with your major vendors and tell us what consideration you gave to filing these agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to Staff’s comment, we revised our disclosure on pages 55 and 61 of the Amended Registration Statement to disclose the material terms of our agreements with our major software development services vendors and that the Company does not have any formal agreements with its hardware vendors. Because the Company is substantially depending on third-party developers to provide software development services to its clients, we believe the service agreements with the major services vendors are material contracts; a form of which has been included as exhibit 10.6 to the registration statement pursuant to Item 601(b)(1) of Regulation S-K.

Management

Executive Compensation, page 70

5.	Your disclosure that the aggregate cash compensation for executive officers for the year ended June 30, 2024 was nil does not appear to be consistent with your disclosure that Mr. Ziyang Long receives a monthly salary of SGD 1,400. Please revise or advise.

Response: In response to Staff’s comment, we revised our disclosure on page 70 of the Amended Registration Statement to clarify that the compensation to Mr. Ziyang Long for the period starting July 1, 2023 is being deferred to be paid on the first month following the closing of the Company’s initial public offering.

Selling Shareholders, page 74

6.	Please revise to disclose the address of each person or entity offering to sell shares and the nature of any position, office, or other material relationship that the selling shareholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 9.D of Form 20-F.

Response: In response to Staff’s comment, we revised our disclosure on page 74 of the Amended Registration Statement to disclose the address of each person or entity offering to sell shares, and that except for True Sage International Limited (the largest shareholder of the Company) and Sai Bin Loi (the former chairman and the former largest shareholder of the Company), none of the selling shareholders or any natural person that controls any of the selling shareholders, have had a material relationship with the Company or any of our predecessors or affiliates within the past three years.

General

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to Staff’s comment, we respectfully advise the Staff that neither the Company, nor anyone authorized on the Company’s behalf, has presented or expects to present written communication to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide the Staff with copies of any such written communication materials to the extent any such materials are prepared and presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * * * * * * * * * * * * * * *

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsels, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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